Exhibit 99.7

                              Contact Information:

                              Ed Babcock
                              Hyperion Communications
                              814-274-9830

                              Mary Ward
                              Lucent Technologies
                              908-582-7658

FOR IMMEDIATE RELEASE

HYPERION COMMUNICATIONS ENTERS INTO $200 MILLION AGREEMENT WITH LUCENT TECHNOLOGIES FOR OPTICAL SYSTEMS


--------------------------------------------------------------------------------


         Coudersport, Pa., February 1, 1999 -- Hyperion Communications has entered into a $200 million agreement with Lucent Technologies to install Lucent's high-capacity dense wave division multiplexing (DWDM) optical network equipment on Hyperion's fiber-optic network serving the eastern half of the United States.

Hyperion Communications selected Lucent's WaveStar(TM) OLS 400G, the company's industry-leading DWDM system, to dramatically boost the capacity and service capabilities of Hyperion's 9,000-mile communications network. Installation of the DWDM equipment is expected to begin in the spring of 1999 and will be completed over the next two years.

"Lucent's high-bandwidth optical equipment enhances the capacity and capabilities of our network and offers several advantages to Hyperion customers," said Dan Milliard, President and Chief Operating Officer of Hyperion Communications. "With Lucent's DWDM equipment complimenting our network, Hyperion customers will enjoy the most sophisticated, high-speed voice, data and video communications available. In addition, this equipment, along with our extensive network, will allow us to reach markets that are currently underserved."

Lucent's DWDM systems are used by carriers worldwide as an economical means of increasing the capacity of their fiber-optic networks. The WaveStar, designed by Bell Labs, is the first to enable communications providers like Hyperion to grow incrementally from one to 80 wavelengths, or channels. It provides up to 400 gigabit-per-second capacity over a single strand of fiber - equivalent to carrying the per-second traffic of the entire worldwide Internet over one fiber.

In addition, the system can be configured to handle up to eight fibers, each transmitting 400 gigabits per second, to give communications providers a maximum capacity of 3.2 terabits (or 3.2 trillion bits) per second of voice, video and data traffic. That's equivalent to transmitting over 90,000 volumes of an encyclopedia in one second.

Hyperion Enters Into Agreement with Lucent
February 1, 1999

Page 2 of  2


         This marks the second major contract between Hyperion and Lucent, with a multi-million dollar contract previously signed to place Lucent's 5ESS(R) Switching System throughout Hyperion's network.

"Hyperion is building a world-class fiber-optic network, based on our WaveStar(TM) OLS 400G system and our 5ESS Switching System," said Bill Plunkett, vice president of sales for Lucent's emerging service providers. "By selecting our DWDM offering, Hyperion will be able to dramatically increase the capacity of its network to offer its customers a wide array of new data, video and Internet service options."

Hyperion Communications (NASDAQ NNM: HYPT), is a majority owned subsidiary of Adelphia Communications Corporation (NASDAQ NNM:ADLAC) that designs, constructs and manages state-of-the-art fiber optic communications networks. By the year 2001, Hyperion will serve most cities in the eastern United States through the regional interconnection of its 22 existing markets with more than 50 new markets. This fully redundant, 9,000-mile fiber optic network will support Hyperion's full line of communication service offerings, including local and long distance voice services, messaging, high-speed data and Internet services. For more information on Hyperion, visit the company's web site at http://www.hyperioncom.net.

Lucent Technologies, headquartered in Murray Hill, New Jersey, designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronics components. Bell Laboratories is the research and development arm for the company. For more information on Lucent Technologies, visit the company's web site at http://www.lucent.com.